URS CORPORATION 2008 ANNUAL [redacted]

URS

09011015

SUCCESS
IN BLACK & WHITE



THE COMPANY

URS Corporation is a fully integrated engineering, construction and technical services organization with the capabilities to support every stage of the project life cycle. We offer a full range of program management; planning, design and engineering; construction and construction management; operations and maintenance; and decommissioning and closure services. We also provide specialized services to the U.S. federal government in the areas of systems engineering and technical assistance.

URS operates through three divisions: the URS Division, the EG&G Division and the Washington Division. We have an established presence in major cities in the Americas, Europe and Asia-Pacific, and our comprehensive skills and expertise are a valued resource to clients around the world.

The URS Division provides the services required to rehabilitate and expand public infrastructure, including surface, air and rail transportation networks; water supply, conveyance and treatment systems; and many types of facilities, such as schools, courthouses, hospitals and other public buildings. The Division also provides engineering and environmental services for FORTUNE 500 industrial and commercial companies and other multinational corporations. In addition, the URS Division designs aircraft hangars and other military facilities, remediates hazardous waste sites and supports Base Realignment and Closure programs.

The EG&G Division serves more than 20 agencies of the U.S. federal government, focusing primarily on the Department of Defense, NASA, the Department of Homeland Security and intelligence agencies. The Division provides systems engineering and technical assistance for the development and modernization of weapons systems, program management support, training, and operations and logistics services for military facilities and test ranges. The Division also maintains and repairs wheeled and tracked vehicles, manned and unmanned aircraft, and other military equipment. In addition, the EG&G Division provides homeland security and threat reduction support, ranging from preparedness planning and exercises to the safe elimination of chemical weapons and the installation of advanced security portals to detect the movement of weapons of mass destruction.

The Washington Division provides engineering, construction and technical services for industrial, process, infrastructure, mining, power and environmental projects. The Division specializes in design-build and design-build-operate-maintain services for transportation systems; engineering, procurement, construction, facilities management, and decommissioning and closure services for industrial and commercial facilities; and the modification, life extension and new construction for virtually every form of power plant. The Washington Division also specializes in the management of highly secure, technically complex programs and facilities for the U.S. Department of Energy and the United Kingdom's Nuclear Decommissioning Authority.

Headquartered in San Francisco, URS is a publicly held company listed on the New York Stock Exchange under the symbol *URS*. For more information about URS, please see our Annual Report on Form 10-K for the fiscal year ended January 2, 2009.

FINANCIAL HIGHLIGHTS

Financial data for the past five fiscal years and the two months ended December 31, 2004 are summarized below[1]. This financial data should be read in conjunction with the information contained in our financial statements and the accompanying notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009, filed with the Securities and Exchange Commission on March 3, 2009.

(In thousands, except per share data)	**Year ended January 2, 2009**	Year ended December 28, 2007	Year ended December 29, 2006	Year ended December 30, 2005[1]	Two months ended December 31, 2004[1]	Year ended October 31, 2004
Operations:						
Revenues	**$ 10,086,289**	$ 5,383,007	$ 4,222,869	$ 3,890,282	$ 564,414	$ 3,367,793
Costs and Expenses (excluding Minority Interests)	**$ (9,778,196)**	$(5,179,469)	$(4,041,101)	$(3,774,730)	$ (564,714)	$ (3,280,719)
Equity in Income of Unconsolidated Joint Ventures	**$ 106,277**	$ 31,516	$ 17,281	$ 27,283	$ 2,583	$ 14,170
Income Before Income Taxes and Minority Interests	**$ 414,370**	$ 235,054	$ 199,049	$ 142,835	$ 2,283	$ 101,244
Net Income	**$ 219,791**	$ 132,243	$ 113,012	$ 82,475	$ 1,163	$ 61,704
Diluted Earnings Per Share	**$ 2.66**	$ 2.35	$ 2.19	$ 1.72	$ .03	$ 1.53

(In thousands)	**Year ended January 2, 2009**	Year ended December 28, 2007	Year ended December 29, 2006	Year ended December 30, 2005[1]	Two months ended December 31, 2004[1]	Year ended October 31, 2004
Financial Position:						
Cash and Cash Equivalents	**$ 223,998**	$ 256,502	$ 89,502	$ 101,545	$ 108,007	$ 69,267
Total Assets	**$ 7,001,152**	$ 6,929,965	$ 2,581,029	$ 2,469,448	$ 2,307,748	$ 2,275,045
Total Debt	**$ 1,108,034**	$ 1,306,781	$ 168,614	$ 318,560	$ 556,922	$ 543,737
Stockholders' Equity	**$ 3,624,631**	$ 3,478,570	$ 1,506,687	$ 1,344,504	$ 1,082,121	$ 1,067,224

REVENUES
in millions


$3,368 (Year ended 10/31/04)
$564 (Two months ended 12/31/04)
$3,890
$4,223
$5,383
$10,086
04 04 05 06 07 08

NET INCOME
in millions


$61.7 (Year ended 10/31/04)
$1.2 (Two months ended 12/31/04)
$82.5
$113.0
$132.2
$219.8
04 04 05 06 07 08

STOCKHOLDERS' EQUITY
in millions


$1,067.2 (As of 10/31/04)
$1,082.1 (As of 12/31/04)
$1,344.5
$1,506.7
$3,478.6
$3,624.6
04 04 05 06 07 08

BACKLOG
in millions


$3,823* (As of 10/31/04)
$3,633* (As of 12/31/04)
$3,838*
$4,637*
$17,659*
$17,282*
04 04 05 06 07 08

[1] Effective January 1, 2005, we adopted a 52/53 week fiscal year ending on the Friday closest to December 31, with interim quarters ending on the Fridays closest to March 31, June 30, and September 30. We filed a transition report on Form 10-Q with the Securities and Exchange Commission for the two months ended December 31, 2004. Our 2005 fiscal year began on January 1, 2005 and ended on December 30, 2005.

* Unaudited

To Our Stockholders:

2008 was a year of success and solid growth for URS. The Company reported revenues of $10.1 billion, net income of $219.8 million and earnings per share of $2.66. We also generated $344 million in net cash from operating activities in 2008, a record for the Company, which reflects our disciplined focus on cash management. We ended the year with a $30.7 billion book of business to support future growth.

Our results demonstrate the strength of our business and our success in integrating the Washington Division, which we acquired in November 2007, into our operations. We have built a diversified business with leadership positions in stable, long-term markets. In fiscal 2008, our URS, EG&G and Washington Divisions each achieved strong growth within their respective markets, and worked together successfully to pursue and win larger, more complex assignments that capitalize on the Company's combined resources and expertise.

Entitled *Success in Black and White*, this year's Annual Report describes our unequivocal achievements in the past fiscal year. The projects featured on the following pages demonstrate the broad scope of our technical capabilities, the talent and ingenuity of our employees, and our commitment to achieving the highest safety standards. I encourage you to read about these projects to learn more about URS and the impressive work we do.

Although we are operating in one of the most difficult economic environments in decades, we believe URS is well positioned to weather the downturn in the global economy. Each of the market sectors we serve—federal, infrastructure, power, and industrial and commercial—offers long-term growth potential. As a result of our balanced business mix, we are not dependent on any single customer, funding source or commodity price to grow our business.

For example, we have a strong base of government funding that supports more than half of our revenues. This funding, which tends to increase in recessionary times, comes from multiple federal and state agencies, bond offerings, tax measures and other sources. We also expect to benefit from the recent passage of the $787 billion American Recovery and Reinvestment Act, or federal stimulus package, which contains nearly $130 billion in funding for the types of projects that are central to our business.

We believe our strategic position in key market sectors provides us with greater resilience in the current economic environment. Our federal sector work, which accounted for 35% of our revenues in fiscal 2008, encompasses the wide range of services we provide to the Department of Defense—our largest federal client—and more than 25 other federal agencies. In 2008, we continued to benefit from the outsourcing of non-combat activities by the Department of Defense. URS supports many defense programs and initiatives, including the elimination of weapons of mass destruction, the maintenance and repair of military vehicles and equipment, the operation of complex government installations, the modernization of weapons systems, and the design and construction of federal facilities.

WE HAVE A STRONG BASE OF GOVERNMENT FUNDING THAT SUPPORTS MORE THAN HALF OF OUR REVENUES.

With the addition of the Washington Division, we also are one of the largest contractors to the Department of Energy, providing environmental remediation and site management services for complex nuclear programs at ten major Department of Energy sites. In 2008, we successfully extended our nuclear business to the United Kingdom. In November, a URS-led team signed a contract with the Nuclear Decommissioning Authority to operate the Sellafield complex, the largest nuclear site in the United Kingdom. Our team will manage a scope of work valued at nearly $2 billion annually, under a contract lasting up to 17 years, if all extensions are exercised.

In the infrastructure market, which generated 17% of our revenues in 2008, we continued to benefit from a high level of funding to expand and modernize critical infrastructure, as well as from our ability to provide fully integrated engineering and construction services for surface, air and rail transportation networks, water and wastewater treatment facilities, and many types of public buildings. In the year ahead, we expect states to receive significant support to fund infrastructure programs through the federal stimulus package. With capabilities covering the full life cycle of these projects and our extensive network of offices throughout the United States, URS is well positioned to address this work.

2008 REVENUES
BY MARKET SECTOR


19%
POWER
29%
INDUSTRIAL & COMMERCIAL
INFRASTRUCTURE
17%
FEDERAL
35%

OUR SUCCESS IN BUILDING A BALANCED AND DIVERSIFIED COMPANY HAS POSITIONED URS TO ACHIEVE OUR GOALS, MEET THE NEEDS OF OUR CLIENTS AND GENERATE VALUE FOR OUR STOCKHOLDERS.

The Company holds a preeminent position in the power industry, having engineered or constructed power plants worldwide that generate more than 250,000 megawatts of electricity. In 2008, our work in the power sector accounted for 19% of our revenues—the result of strong demand for the engineering, procurement and construction services we provide for both fossil fuel and nuclear power facilities, as well as for emissions control projects. In the current economic environment, clients are stretching their capital expenditure programs, and we have experienced delays in several projects. However, the long-term trends in the power sector are positive, and demand remains steady for new gas-fired power plants and component replacement projects that extend the life of existing nuclear facilities. We also are optimistic about long-term opportunities in the design and construction of new nuclear facilities as an emissions-free source of power.

In the industrial and commercial sector, which generated 29% of our revenues in 2008, URS provides a diverse range of engineering, construction and technical services to FORTUNE 500 companies and other large corporations. In 2008, we continued to benefit from our strategy of building long-term strategic partnerships, or Master Services Agreements, with multinational corporations. Much of our work under these agreements involves environmental and facilities management services that support ongoing plant operations and help companies meet regulatory requirements. This type of work tends to be less sensitive to economic downturns. In addition, we provide program management, engineering and construction services for large-scale capital improvement projects. Not surprisingly, many companies are more cautious about moving forward with major capital expenditures. As a result, we have experienced slowdowns in several projects, but we are optimistic about the long-term prospects of this market as the economy recovers.

Our success in building a balanced and diversified company has positioned URS to achieve our goals, meet the needs of our clients and generate value for our stockholders—in both good economic times and bad. Our solid results in the past fiscal year would not have been possible without the dedication of our more than 50,000 employees worldwide. URS' strong performance in the current economy is a reflection of their achievements, and I should like to thank them for their hard work and perseverance in the past year. I also should like to thank our stockholders and clients for their continued support and confidence in URS. I look forward to reporting on our progress in 2009.



Martin M. Koffel
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

NEARLY 10,000% REVENUE GROWTH

At URS, we have a long and successful history of anticipating and adapting to changes in the marketplace. Since 1990, we have expanded our business through organic growth and a series of strategic acquisitions that have broadened our technical capabilities, geographic reach and leadership position in key, high-growth markets. During that time, revenues have grown nearly 10,000 percent, reflecting our emergence as one of the industry's top providers of engineering, construction and technical services.



10 BIL
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
100 MIL
1990

2008 WAS A YEAR OF SUCCESS AND SOLID GROWTH FOR URS

Our enhanced capabilities have led to expanded opportunities across our key market sectors: federal, infrastructure, power, and industrial and commercial. The projects we have profiled demonstrate our success—in black and white.

KENNEDY SPACE CENTER:

WORKING IN PARTNERSHIP WITH NASA

URS IS PROVIDING ESSENTIAL SUPPORT SERVICES AT KENNEDY SPACE CENTER—THE PRIMARY DEPARTURE POINT IN THE UNITED STATES FOR EVERY HUMAN SPACE FLIGHT AND HUNDREDS OF ADVANCED SCIENTIFIC SPACECRAFT.



$1.5 BILLION
CONTRACT

FIVE-YEAR BASE PERIOD FOLLOWED BY FIVE ONE-YEAR OPTIONS

MORE THAN
1,100
URS ENGINEERS, TECHNICIANS AND SCIENTISTS
WORKING WITH NASA AND THE U.S. AIR FORCE

MORE THAN
50 YEARS
OF EXPERIENCE SUPPORTING U.S. SPACE PROGRAMS

NASA's John F. Kennedy Space Center (KSC) is a city in itself. Eight times larger than Manhattan, the space center covers more than 219 square miles on Merritt Island, Florida, and employs almost 14,000 people. When NASA needed a company with the capabilities and experience to help manage this complex network of buildings, systems and infrastructure, it turned to URS. Contracted to provide a vast array of services, we have critical responsibilities at KSC to support NASA's goals of safely flying the remaining space shuttle missions, expanding the International Space Station and launching satellites and robotic missions to learn more about the universe.

URS operates and maintains many of the facilities, systems, utilities and equipment at the site. We also manage environmental and health and safety functions to help maintain compliance with local, state and federal regulations. In addition, we provide logistics support to coordinate the transportation of staff and equipment, and air traffic control for astronaut training flights.

URS' dedicated workforce of more than 1,100 engineers, technicians and scientists at KSC work side by side with NASA and U.S. Air Force technical advisors to help meet the challenges of the U.S. space program. Our wide range of expertise helps keep the center running smoothly—through routine day-to-day operations, as well as the high-profile activities leading up to, during and following a space launch.

SPACE LAUNCH RESPONSIBILITIES

URS begins preparing months prior to a space launch. A detailed schedule of operations and maintenance activities is used to verify that the myriad systems and equipment required for a space flight are ready. We manage the transport and storage of the fuels and propellants used for space shuttle and rocket missions. Due to the potentially dangerous nature of these substances, which can be toxic and corrosive, as well as extremely cold, URS operates and maintains special vehicles to carry fuels and propellants safely. To protect the technicians who load and transfer these substances, we manufacture and repair specialized suits and maintain respirators.

When preparations are complete, the space shuttle is transported to the launch pad, where URS engineers and technicians evaluate electrical, mechanical and monitoring systems and launch control equipment to confirm they are capable of supporting the mission. These systems include electrical substations; fire and lightning protection; and heating, ventilation and air conditioning. And, to keep the skies clear of aircraft during launch and landing activities, our pilots fly around-the-clock helicopter sorties in the KSC air space.

12 **URS-SUPPORTED LAUNCHES** SCHEDULED IN 2009

THE SPACE SHUTTLE WILL BE REPLACED BY THE ARES ROCKETS OF THE

CONSTELLATION PROGRAM

CONSTELLATION'S GOALS:

RETURNING TO THE MOON, MISSIONS TO MARS AND BEYOND


ARES 1
SPACE SHUTTLE

URS maintains the airfield where the shuttle lands after its mission. With a 15,000-foot runway, one of the longest in the world, the airfield also is used for NASA training flights and by military aircraft, such as the shuttle carrier aircraft used to transport the space shuttle.

ESSENTIAL SUPPORT ACTIVITIES

While launches at KSC are the main goal of the space center, the ongoing day-to-day activities are what make these missions possible. Our responsibilities encompass routine maintenance and construction projects, as well as engineering and testing.

URS operates and maintains various transportation systems at the site, in addition to the airfield. These systems include roadways and an on-site railroad, which is used to transport solid rocket booster segments, ground support equipment and construction materials.

We manage the laboratories where the equipment that measures and tests the numerous systems used during space flights is calibrated, and we sample and analyze everything from jet fuel to gear oil from the cooling systems. Our work also includes performing nondestructive examinations of ground support equipment and hardware to identify any potential problems that could affect performance.

AN AMBITIOUS PROGRAM FOR 2009

URS is performing critical activities and preparing space vehicle launch facilities for a number of high-profile missions in 2009. Recently, NASA launched the Kepler mission, which will survey the section of the Milky Way galaxy closest to Earth to detect and characterize hundreds of planets. NASA also is planning to launch multiple shuttle missions to continue support of the International Space Station and to upgrade the Hubble Space Telescope.

NASA engineers currently are preparing for the test launch of the Ares 1 rocket from KSC. As part of the new Constellation space launch program, the Ares series of rockets and the Orion spacecraft component are slated to replace the aging space shuttle, which will be retired in 2010. Although the space shuttle program was developed to carry satellites, crews and materials to the International Space Station, Constellation's goals are to return to the moon and eventually travel to Mars. As NASA embarks on a new chapter in space exploration, URS stands ready to help make space history.


A


D


B


C


E


F

A
The Vehicle Assembly Building, originally built by URS for the assembly of Apollo/Saturn vehicles, was later modified to support space shuttle operations.

B
URS provides emergency life support equipment for personnel working on the Mate-Demate Device, which is used to attach and detach the space shuttle from the shuttle carrier aircraft.

C
URS helicopter pilots keep the skies clear of aircraft during shuttle launch and landing efforts.

D
Prior to a launch, URS evaluates the condition of the mission's electrical, mechanical and monitoring systems.

E
Transportation systems at KSC include an on-site railroad, which carries solid rocket booster parts, ground support equipment and construction materials.

F
The space shuttle and mobile launcher platform are moved toward the launch pad by a crawler-transporter.

NUCLEAR DECOMMISSIONING:

DELIVERING SAFE SOLUTIONS IN THE UNITED KINGDOM

AS A LEADER IN RADIOACTIVE AND HAZARDOUS WASTE DISPOSAL, URS HAS PARTNERED WITH THE NUCLEAR DECOMMISSIONING AUTHORITY TO HELP CLEAN UP AND DECOMMISSION THE UNITED KINGDOM'S NUCLEAR LEGACY.


SELLAFIELD
SEASCALE, CUMBRIA
LOW LEVEL WASTE REPOSITORY
DRIGG, CUMBRIA
ENGINEERING DESIGN CENTER
RISLEY, CHESHIRE
CAPENHURST
CHESTER, CHESHIRE

APPROXIMATE ANNUAL VALUE OF

$2 BILLION

OR £1.3 BILLION

TO A URS-LED CONSORTIUM TO MANAGE THE SELLAFIELD COMPLEX
FIVE-YEAR BASE CONTRACT WITH OPTIONS TO EXTEND FOR A TOTAL OF 17 YEARS

2 CONTRACTS

FOR THE NUCLEAR DECOMMISSIONING AUTHORITY

- MANAGEMENT OF SELLAFIELD, CAPENHURST AND ENGINEERING DESIGN CENTER
- MANAGEMENT OF LOW LEVEL WASTE REPOSITORY

SELLAFIELD, BRITAIN'S FIRST NUCLEAR COMPLEX, HAS OPERATED SINCE

1947



Tasked with delivering safe, sustainable solutions for nuclear cleanup and waste management in the United Kingdom, the Nuclear Decommissioning Authority (NDA) is responsible for selecting experienced contractors to operate and maintain its various nuclear sites. In 2008, the URS-led consortium, Nuclear Management Partners Ltd., was selected by the NDA to manage and operate one of those sites—the Sellafield nuclear complex in North West England.

Sellafield began as a munitions factory during World War II and, in the late 1940s, became Britain's first nuclear complex. Since then, it has served as the center of the United Kingdom's nuclear program. Sellafield now is one of the most complex nuclear sites in the world and the largest nuclear decommissioning project in the United Kingdom.

SUPPORTING A WIDE RANGE OF ACTIVITIES

URS and our consortium partners oversee a vast scope of work at Sellafield's more than 1,000 facilities, including the cleanup of legacy waste buildings, as well as decontamination and decommissioning, waste management and new construction projects. What makes managing these activities so complex is not only the high-hazard nature of the work, but also the fact that



THE SELLAFIELD SITE INCLUDES MORE THAN

1,000 FACILITIES

BOTH OPERATIONAL AND IN THE REMEDIATION AND DECOMMISSIONING STAGES

OUR SCOPE OF WORK

INCLUDES RECOVERY, TREATMENT AND SECURE STORAGE OF:

- **HIGH-LEVEL WASTE**
  RADIOACTIVE ENOUGH TO GENERATE HEAT
- **INTERMEDIATE-LEVEL WASTE**
  SUCH AS CONTAMINATED EQUIPMENT AND SLUDGE FROM TREATMENT PROCESSES
- **LOW-LEVEL WASTE**
  SUCH AS CLOTHING AND LABORATORY EQUIPMENT USED IN AREAS WHERE RADIOACTIVE MATERIALS ARE PRESENT

decommissioning and cleanup programs must occur alongside ongoing commercial operations, such as fuel reprocessing and manufacturing.

In addition to the numerous waste management, storage and treatment facilities, the structures at the site include the Windscale piles, which produced the United Kingdom's first plutonium for military use, and Calder Hall, the world's first commercial nuclear power station. The site also contains two major reprocessing facilities, which treat spent nuclear fuel for recycling and reduce the volume of high-level waste. These facilities reprocess fuel from a variety of reactor types from plants in the United Kingdom and overseas.

We also manage and operate the nearby Capenhurst site, which contains a uranium enrichment plant that closed in 1982 and currently is being decommissioned. In addition, our responsibilities include the operation and management of an engineering design center in Risley, which supports cleanup, treatment and decommissioning projects at the Sellafield and Capenhurst sites.

MANAGING LOW-LEVEL WASTE

A separate URS-led consortium—UK Nuclear Waste Management Ltd.—was awarded a contract by the NDA to manage the Low Level Waste Repository (LLWR), located less than seven miles from Sellafield. The LLWR has served as the principal disposal facility for the


A

United Kingdom's low-level radioactive waste since 1959. The majority of the waste is transported by rail to the repository from Sellafield, while additional waste arrives by truck from other nuclear facilities and defense, medical and research establishments.

At the repository, the waste is compacted and sealed in containers before being placed in concrete vaults. We maintain the existing disposal and storage vaults and are responsible for determining the site's future capacity needs. This includes developing a strategy to manage the increase in low-level waste expected to be generated by the decommissioning of obsolete nuclear facilities across the United Kingdom.

WORKING FOR A SAFE NUCLEAR FUTURE

Employing the highest standards of health, safety and environmental protection, URS is playing a critical role in the management and operation of the Sellafield site and the associated LLWR. The safe operation and stewardship of these sites are of utmost importance to the residents and economy of surrounding communities, and a key element of the NDA's commitment to addressing the United Kingdom's nuclear waste legacy.



B





C

D



A
The Sellafield site originally was developed to meet the United Kingdom's defense needs. Since then, it has grown to become a leading center for nuclear technology.

B
Low-level radioactive waste is placed in an engineered container and disposed of in the concrete vault facility at the Low Level Waste Repository.

C
Operators use remote-control equipment to retrieve radioactive material from the cooling pond where it is stored.

D
High-level nuclear waste is stabilized through vitrification, a process in which waste is mixed with molten glass and solidified in stainless steel tanks.

HIGH-SPEED RAIL:

DEVELOPING A STATE-OF-THE-ART SYSTEM FOR CALIFORNIA

URS IS HELPING TO MODERNIZE THE WAY WE TRAVEL BY WORKING WITH THE STATE OF CALIFORNIA TO LINK ITS MAJOR CITIES VIA AMERICA'S FIRST HIGH-SPEED RAIL SYSTEM.

POTENTIAL REVENUE OF

$62 MILLION

THE SYSTEM WILL BE THE LARGEST PUBLIC WORKS PROJECT IN CALIFORNIA HISTORY

WILL REDUCE CO_2 EMISSIONS EQUIVALENT TO TAKING

1.4 MILLION VEHICLES OFF THE ROAD



Imagine traveling from San Francisco to Los Angeles in only two hours and forty minutes without leaving the ground or passing through an airport. This is what the future holds for California when the first high-speed rail system in the United States is completed. URS is playing a significant role in bringing this visionary project to fruition through a contract awarded by the California High-Speed Rail Authority. A URS joint venture is providing transportation planning, environmental analysis, conceptual engineering, right-of-way acquisition and public outreach for one third of the proposed 800-mile network.

When the entire system is operational, the bullet trains will run from San Francisco and Sacramento to San Diego, connecting all the major cities in between, at speeds in excess of 200 miles per hour. This is 30 percent faster than the top speed of the Acela Express, the fastest train currently running in the United States.

URS has been involved in the design and construction of innovative public transportation systems for many decades. Now, we are poised to help bring the modern conveniences of European and Asian high-speed train systems to the United States.

CO_2 EMISSIONS COMPARISON
PER PASSENGER


HIGH-SPEED RAIL
CAR
AIRPLANE


SACRAMENTO
SAN FRANCISCO
FRESNO
FRESNO TO PALMDALE
PALMDALE TO LOS ANGELES
PALMDALE
LOS ANGELES
ANAHEIM
SAN DIEGO

URS IS RESPONSIBLE FOR TWO SEGMENTS OF THE SYSTEM
FROM FRESNO TO PALMDALE AND PALMDALE TO LOS ANGELES—TOTALING 260 MILES OF THE 800-MILE NETWORK

SAN FRANCISCO TO L.A. IN UNDER 3 HOURS
WITHOUT EVER LEAVING THE GROUND

URS IS WORKING ON 700 RAIL PROJECTS
ACROSS THE UNITED STATES



DETAILED PLANNING FOR AN EFFECTIVE TRANSPORTATION NETWORK

Planning for the new high-speed rail system has been ongoing for nearly ten years. In 2005, in anticipation of increases in California's population and the accompanying congestion of its transportation systems, a system-wide environmental impact study looked at future transportation options for the state. Of the several options evaluated—including building new freeways and airports—the report concluded that creating a high-speed rail system would have the most comprehensive benefits, at less than half the cost.

The study also identified the general corridor for the entire system, as well as a number of possible segment alignments for further investigation. In 2007, URS and our partners were tasked with developing two contiguous segments of the system—from Fresno to Palmdale and from Palmdale to Los Angeles.

As part of this work, we are responsible for defining the detailed design and construction requirements for the two segments. This includes planning for grade separations, crossings and bridges, as well as for more than 30 miles of tunnels and viaducts that will pass through the Tehachapi and San Gabriel mountain ranges



in Southern California. In addition, URS is developing design concepts for the rail stations along these segments of the route—all of which will be multimodal transportation hubs with direct links to local and regional highways, airports and transit systems.

URS is identifying the agricultural, residential, industrial and recreational areas along the route to determine which alignments will have the least environmental impact. This includes studying the potential effects of train noise and vibration on people, buildings and the local ecology. A series of public meetings are being held to keep local communities informed about the various design concepts and any mitigation measures that will be incorporated into the project to help protect the environment.

THE COSTS AND BENEFITS OF LOOKING FORWARD

The initial phase of the project will consist of the San Francisco to Los Angeles/Anaheim route. Later phases will extend the system to Sacramento in the north and San Diego in the south. The cost of the project will be shared by the State of California, the federal government and private investors. In November 2008, California voters approved a bill that authorizes the legislature to issue nearly $10 billion in bonds to fund the initial construction. Proponents consider the bond approval a defining moment for high-speed rail in the United States. The 2009 American Recovery and Reinvestment Act, or stimulus package, will provide additional funding for the project through allocations for high-speed rail systems.

When completed, the California high-speed rail system will be the largest public works project in the United States since the construction of the Interstate Highway System.





[redacted]

A
URS is defining the design and construction requirements for the alignment that will pass through the Tehachapi Mountains and connect the San Joaquin Valley to the Mojave Desert.

B
The high-speed rail system is expected to boost local economies by creating business opportunities around the multimodal transportation stations.

C
In San Francisco, the Transbay Transit Center will centralize the region's transportation network by accommodating multiple transportation systems, including the new high-speed rail system, under one roof. URS is providing program management services for the Transbay project.

D
Wherever possible, the high-speed rail system will be designed within or adjacent to existing railroad alignments, such as this rail crossing in Burbank.

It has the potential to alleviate California's congested highways and crowded airports, as well as to boost the economy through the creation of hundreds of thousands of jobs and business opportunities.

Safe, fast and reliable, high-speed rail can increase mobility while reducing air pollution and greenhouse gas emissions. The goal of the California High-Speed Rail Authority is to operate the system using clean, renewable energy—such as wind, solar and hydroelectric power—making it the first zero-emissions train in the world.

The potential of high-speed rail is great. Not only can it improve the way we travel, but also the way we live. URS is playing a vital role in developing the first true high-speed rail system in the United States, which should serve as a prototype for similar programs throughout the country.







$6.2 BILLION

OVER 10 YEARS

POTENTIAL REVENUE FROM TWO NEW TVA ALLIANCE CONTRACTS:

- EMISSIONS CONTROL
- NATURAL GAS POWER PLANTS

HOW A DOUBLE CONTACT FLOW SCRUBBER (DCFS) WORKS


TOWER 1
TOWER 2
UNTREATED GAS ENTERS
FLOWS THROUGH FIRST SLURRY BED FOUNTAIN
SLURRY WATER RUNOFF IS TREATED IN REACTION TANK
TREATED GAS EXITS
SECOND SLURRY BED FOUNTAIN FURTHER REMOVES SO_2 AND OTHER POLLUTANTS

DCFS EMISSIONS CONTROL TECHNOLOGY DEVELOPED BY MITSUBISHI HEAVY INDUSTRIES, LTD. (MHI), INSTALLED BY ADVATECH, LLC, A URS-MHI JOINT VENTURE.

TENNESSEE VALLEY AUTHORITY:

HELPING TO POWER THE FUTURE

TO HELP TVA MEET THE DEMAND FOR ELECTRICITY AS EFFICIENTLY AND CLEANLY AS POSSIBLE, URS IS UPGRADING EXISTING POWER PLANTS TO EXPAND CAPACITY, RETROFITTING FACILITIES WITH THE LATEST EMISSIONS CONTROL TECHNOLOGIES AND BUILDING NEW POWER-GENERATING UNITS.

Close to nine million Americans living in the southeastern United States count on the Tennessee Valley Authority (TVA) to provide them with clean, reliable, competitively priced electricity. To meet the region's increasing demand for power and comply with strict air quality standards, TVA is partnering with URS to engineer, construct, maintain and retrofit its fleet of power plants.

Established by Congress in 1933, TVA provided flood control, electricity generation and economic development in the Tennessee Valley during the Great Depression. Today, TVA serves as the nation's largest public power company, overseeing 29 hydroelectric dams, 11 fossil fuel plants, six combustion-turbine plants and three nuclear power plants. The utility operates one of the largest single-owner transmission systems in the United States, spanning nearly 15,000 miles. TVA also acts as a regional grid-reliability coordinator—giving it the authority to work with neighboring areas to prevent or mitigate emergency operating situations. In this role, TVA has maintained an impressive 99.999 percent reliability rating for eight consecutive years.

For nearly two decades, URS has helped TVA maintain its excellent record and keep its system in peak operating condition. We are working to extend the life of the TVA fleet through upgrades and an aggressive emissions control program, and we are constructing additional power-generating units.

PARTNERING WITH TVA FOR CLEANER AIR

Approximately half of the electricity produced in the United States today is generated by coal-fired power plants, and emissions from these plants can have a negative impact on air quality. As a result, TVA and other utilities are meeting new and increasingly strict environmental regulations by installing pollution control systems on older coal-fired plants. URS' joint venture, Advatech, recently performed clean-air modifications at two TVA plants—the 870-megawatt Bull Run Fossil Plant near Oak Ridge, Tennessee, and the 1,050-megawatt Paradise Fossil Plant in Kentucky. Work currently is under way at the 1,450-megawatt Kingston Fossil Plant in Tennessee.


KENTUCKY
VIRGINIA
PARADISE
EMISSIONS CONTROL
JOHN SEVIER
EMISSIONS CONTROL
GLEASON
COMBINED-CYCLE EXPANSION
TENNESSEE
BULL RUN
EMISSIONS CONTROL
NORTH CAROLINA
LAGOON CREEK
COMBINED-CYCLE EXPANSION
SEQUOYAH
NUCLEAR STEAM GENERATOR REPLACEMENT
KINGSTON
EMISSIONS CONTROL
GEORGIA
ALABAMA
MISSISSIPPI

SEVEN MAJOR PROJECTS
IN THE TVA AREA

NEARLY 20 YEARS SERVING TVA
PROVIDING ENGINEERING, CONSTRUCTION, MAINTENANCE AND MODIFICATION SERVICES

URS HAS ENGINEERED AND/OR CONSTRUCTED POWER PLANTS THAT GENERATE MORE THAN
250,000 MEGAWATTS
OF ELECTRICITY WORLDWIDE



A



A
URS is helping TVA reduce sulfur dioxide and other emissions through the installation of pollution control systems, such as Double Contact Flow Scrubbing technology developed by MHI.

B
Following the installation of clean-air technology that removes more than 95 percent of sulfur dioxide emissions, the 500-foot-tall stack at the Bull Run Fossil Plant releases mostly water vapor.

C
Spray nozzles used to remove sulfur dioxide from flue gas allow for continuous operation with reduced downtime for maintenance.

D
At Lagoon Creek, URS is installing two combustion turbines to help the power plant meet electricity needs during periods of peak demand.

E
URS has a long history of serving TVA, including clean-air modifications at the Paradise Fossil Plant.

F
Working under a four-year contract, URS will replace four steam generators at the Sequoyah Nuclear Power Plant.







Drawing on our vast experience in fossil fuel plant modifications, we recently signed a new alliance agreement to provide engineering, procurement, construction and commissioning services for emissions control projects throughout the TVA system. Under the alliance, URS will retrofit the 800-megawatt John Sevier Fossil Plant near Rogersville, Tennessee, with advanced clean-air technology to reduce sulfur dioxide and other emissions. John Sevier's four coal-fired units can generate five billion kilowatt hours of electricity per year, enough to power 350,000 homes.

EXPANDING EXISTING PLANTS TO MEET GROWING DEMAND

With experts predicting that electricity production in the United States will need to increase nearly 30 percent by 2030, TVA is expanding the power-generating capacity at several of its facilities. URS is working under a second alliance with TVA to provide engineering, procurement, construction, start-up and commissioning services for additions at its combustion turbine plants in Tennessee.

In 2008, we began work under the agreement to install two combustion turbines in combined-cycle configuration at the Lagoon Creek site near Brownsville. Designed to start quickly, combustion turbines meet the demand for electricity during peak operating periods, such as hot summer days and cold winter nights. When completed in 2010, the plant will be able to produce an additional 600 megawatts of electricity.

URS also is in the process of designing the conversion of three existing combustion turbines to a combined-cycle operation, which will provide an additional 380 megawatts of capacity at TVA's 60-acre Gleason Combustion Turbine Plant in Weakley County. This conversion will begin pending the receipt of applicable environmental permits.

EXTENDING THE LIFE OF NUCLEAR POWER PLANTS

In addition to our ongoing alliances with TVA, URS is providing project management, engineering and construction services for TVA's nuclear facilities through our joint venture, SGT, LLC. A leader in steam generator and large component replacement projects at nuclear power plants, SGT has completed projects at 20 nuclear facilities across the United States. As a nuclear plant ages, there is a need to modernize or replace vital parts in order to extend its service life and increase its efficiency and output. At the Sequoyah Nuclear Plant near Chattanooga, Tennessee, we are replacing four steam generators—each more than 67 feet long and weighing approximately 350 tons.

Our long-term relationship with TVA will be crucial as we help to determine the needs and solutions for future power generation. As one of the largest and most experienced power contractors, URS is ideally positioned to serve TVA and other clients in the industry for years to come, whether those services include modifying or expanding existing plants or building new power-generating units and facilities.


E


F

HOLCIM:

BUILDING ONE OF THE WORLD'S LARGEST CEMENT PLANTS

WITH A HISTORY OF LARGE-SCALE PROJECTS DATING BACK NEARLY 100 YEARS, URS WAS THE IDEAL COMPANY TO HELP HOLCIM BUILD ITS NEW PLANT 50 MILES SOUTH OF ST. LOUIS, MISSOURI.



NEARLY
$1 BILLION
CEMENT MANUFACTURING COMPLEX

PRODUCES
4 MILLION METRIC TONS
OF CEMENT PER YEAR

THE CEMENT PLANT'S ANNUAL PRODUCTION COULD SUPPLY ENOUGH CONCRETE TO BUILD
6 HOOVER DAMS

THE PROJECT REQUIRED
30,000 TONS OF STEEL
AND SPECIALIZED EQUIPMENT FROM AROUND THE WORLD

A SAFETY RECORD NEARLY
3x BETTER THAN
THE INDUSTRY AVERAGE
AFTER MORE THAN 5.5 MILLION HOURS WORKED



When Holcim (US) Inc. decided to construct one of the largest cement manufacturing plants in the world, it looked for a company with extensive experience and a proven track record in building major industrial facilities. That company was URS.

URS led a joint venture providing procurement, construction management and general contractor services for Holcim's new $1 billion state-of-the-art plant. This facility will help Holcim expand its role as one of the leading manufacturers and suppliers of cement in the United States. The vast complex of interrelated facilities and systems will convert raw materials to more than four million metric tons of cement annually, much of which will be used for the construction of roads, bridges and other critical infrastructure.

SOLID STRUCTURES, STEADY SUPPLY

Making cement is a multifaceted process involving numerous steps, each with precise requirements. The URS team's job was to build the structures needed for each step of this process—from the massive crushers that break down boulders to the raw mill that grinds the crushed limestone rock and mixes in other components.

After the project's groundbreaking, URS began excavating the area and staging 29,000 metric tons of equipment and 30,000 tons of steel for the immense structures to be built. We erected a 470-foot-tall pre-heat tower, where the mixture from the raw mill undergoes a thermal process required to initiate chemical reactions. The mixture is then sent to the kiln, one of the largest


MISSISSIPPI RIVER
ILLINOIS
MISSOURI
FINISHED CEMENT SILOS
PORT
CLINKER SILOS
COAL STORAGE DOME
KILN
ADDITIVE/CORRECTIVE BUILDING
PRE-HEAT TOWER
RAW MILL SILOS
LIMESTONE STORAGE DOME

THE ENORMOUS COMPLEX FEATURES
13 SILOS, A 300-FOOT-LONG KILN AND A 470-FOOT-TALL PRE-HEAT TOWER







[redacted]

A
Workers construct the geodesic dome where crushed limestone will be stored.

B
The highest health and safety standards were maintained for the thousands of workers at the site.

C
Finishing silos, essential to the multi-step process of making cement, are hundreds of feet high.

D
The complex includes a port on the Mississippi River, built to receive building materials and ship product once the plant is in operation.

E
The small site required careful planning to stage equipment, accommodate more than 2,200 workers and build enormous structures.



in the world, to be heated to temperatures exceeding 2,000 degrees Fahrenheit. The production complex also includes 13 silos, each several hundred feet high, for the storage of bulk materials. Another storage facility, nearly four football fields long, houses the additives used in the manufacturing process.

One of URS' biggest challenges was building a project of this size in a small area. Although situated on 3,900 acres, the actual plant—including a quarry and harbor—occupies 1,700 acres, surrounded by wetlands, cliffs and the Mississippi River.

During peak construction activities, the URS joint venture managed more than 2,200 on-site workers at a time. Our proactive approach to protecting the health and safety of employees included site-specific training for 6,702 staff. This approach resulted in a safety record of only two lost-time incidents in more than 5.5 million hours of work.

BLENDING STATE-OF-THE-ART MANUFACTURING WITH ENVIRONMENTAL STEWARDSHIP

The Holcim complex demonstrates that a technologically advanced industrial facility can operate responsibly in an environmentally sensitive area. More than half of the site will be preserved as a 2,200-acre conservation easement, and a wetland and stream restoration program will create 64 acres of high-quality wetlands. In addition, most of the materials manufactured at the plant will be shipped by water—one of the most energy-efficient means of transportation—from the facility's own port on the Mississippi River.

URS' work on the Holcim plant illustrates our expertise in building large-scale, state-of-the-art industrial facilities, while maintaining the highest safety and environmental standards. As one of the world's largest cement manufacturing plants, the new facility will help Holcim meet the demand for construction materials needed to build and maintain critical infrastructure.



OFFICE LOCATIONS WORLDWIDE

UNITED STATES

ALABAMA
ALASKA
ARIZONA
ARKANSAS
CALIFORNIA
COLORADO
CONNECTICUT
DELAWARE
DISTRICT OF COLUMBIA
FLORIDA
GEORGIA
HAWAII
IDAHO
ILLINOIS
INDIANA
IOWA
KANSAS
KENTUCKY
LOUISIANA
MAINE
MARYLAND
MASSACHUSETTS
MICHIGAN
MINNESOTA
MISSISSIPPI
MISSOURI
NEBRASKA
NEVADA
NEW HAMPSHIRE
NEW JERSEY
NEW MEXICO
NEW YORK
NORTH CAROLINA
NORTH DAKOTA
OHIO
OKLAHOMA
OREGON
PENNSYLVANIA
PUERTO RICO
RHODE ISLAND
SOUTH CAROLINA
SOUTH DAKOTA
TENNESSEE
TEXAS
UTAH
VERMONT
VIRGINIA
WASHINGTON
WEST VIRGINIA
WISCONSIN
WYOMING

AMERICAS

ARGENTINA
BOLIVIA
BRAZIL
CANADA
JAMAICA
MEXICO
PANAMA

EUROPE

BELGIUM
FRANCE
GERMANY
IRELAND
ITALY
NETHERLANDS
ROMANIA
RUSSIA
SPAIN
SWEDEN
UKRAINE
UNITED KINGDOM

MIDDLE EAST

AZERBAIJAN
BAHRAIN
EGYPT
KUWAIT
QATAR
SAUDI ARABIA
UNITED ARAB EMIRATES

ASIA-PACIFIC

AUSTRALIA
CHINA
JAPAN
NEW ZEALAND
SINGAPORE
SOUTH KOREA
TAIWAN



CONSOLIDATED SUMMARY OF FINANCIAL STATEMENTS

The following pages contain summary financial data for our fiscal year ended January 2, 2009. Complete financial information can be found in our latest Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2009. Copies of our Form 10-K may be obtained without charge by contacting Sreeram (Sam) Ramraj in our Investor Relations Department via e-mail at investor_relations@urscorp.com, by calling 877.877.8970 or by accessing the Investor Relations section of our Web site at www.urscorp.com.

SUMMARY OF SELECTED FINANCIAL DATA

The following selected financial data was derived from our audited consolidated financial statements. You should read the selected financial data presented below in conjunction with the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes thereto contained in Item 8, "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009.

(In millions, except per share data)	**Year ended January 2, 2009**	Year ended December 28, 2007[1]	Year ended December 29, 2006	Year ended December 30, 2005[2]	Two months ended December 31, 2004[2]	Year ended October 31, 2004
Income Statement Data:						
Revenues	**$ 10,086.3**	$ 5,383.0	$ 4,222.9	$ 3,890.3	$ 564.4	$ 3,367.8
Cost of revenues[3]	**(9,608.8)**	(5,095.2)	(3,978.1)	(3,660.5)	(553.4)	(3,158.9)
General and administrative expenses[3,4,5]	**(78.7)**	(56.5)	(43.3)	(82.7)	(4.5)	(61.1)
Equity in income of unconsolidated joint ventures	**106.3**	31.5	17.3	27.3	2.6	14.2
Operating income	**505.1**	262.8	218.8	174.4	9.1	162.0
Net income	**219.8**	132.2	113.0	82.5	1.2	61.7
Earnings per share:						
Basic	**$ 2.68**	$ 2.39	$ 2.23	$ 1.76	$ .03	$ 1.58
Diluted	**$ 2.66**	$ 2.35	$ 2.19	$ 1.72	$ .03	$ 1.53
Balance Sheet Data **(As of the end of period):**						
Total assets	**$ 7,001.2**	$ 6,930.0	$ 2,581.0	$ 2,469.4	$ 2,307.7	$ 2,275.0
Total long-term debt	**$ 1,091.5**	$ 1,288.8	$ 149.5	$ 297.9	$ 508.6	$ 502.1
Stockholders' equity[5,6,7]	**$ 3,624.6**	$ 3,478.6	$ 1,506.7	$ 1,344.5	$ 1,082.1	$ 1,067.2

[1] In November 2007, we acquired Washington Group International, Inc. ("WGI"), resulting in the inclusion of WGI's results of operations for the six-week period from November 16, 2007, the effective date of the acquisition for financial reporting purposes, through December 28, 2007, in our 2007 results of operations and cash flows. The fair value of the acquired net assets of WGI was included in our Consolidated Balance Sheet as of December 28, 2007.

In connection with the WGI acquisition, we issued approximately 29.5 million shares of common stock valued at $1.8 billion and borrowed $1.4 billion under the 2007 Credit Facility. The 2007 Credit Facility provides for two term loan facilities in the aggregate amount of $1.4 billion and a revolving credit facility in the amount of $700.0 million, which is also available for issuing letters of credit.

[2] Effective January 1, 2005, we adopted a 52/53 week fiscal year ending on the Friday closest to December 31, with interim quarters ending on the Fridays closest to March 31, June 30, and September 30. We filed a transition report on Form 10-Q with the Securities and Exchange Commission for the two months ended December 31, 2004. Our 2005 fiscal year began on January 1, 2005 and ended on December 30, 2005.

[3] General and administrative expenses and cost of revenues for fiscal years 2008, 2007, and 2006 included stock-based compensation expense of $30.3 million, $25.1 million, and $18.4 million, respectively, recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R), *"Share-Based Payment."* There was no stock-based compensation expense related to employee stock options and employee stock purchases under Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), prior to 2006 because we did not adopt the recognition provisions of SFAS 123.

[4] General and administrative expenses included charges of $2.9 million, $0.2 million, $33.1 million and $28.2 million for costs incurred to extinguish our debt during the years ended December 28, 2007, December 29, 2006, December 30, 2005 and October 31, 2004, respectively. We did not incur any costs to extinguish debt during fiscal year 2008, and the two months ended December 31, 2004.

[5] On December 30, 2006, the beginning of our 2007 fiscal year, we adopted Financial Accounting Standards Board's Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109"* ("FIN 48"). As of December 30, 2006, we had $20.1 million of unrecognized tax benefits. The cumulative effect of the adoption of FIN 48 was a reduction in retained earnings of $4.3 million. For the years ended January 2, 2009 and December 28, 2007, we recognized $1.6 million and $0.6 million, respectively, of accrued interest and penalties related to unrecognized tax benefits. Accrued interest is included as interest expenses and penalties are included as general and administrative expenses under our consolidated financial statements.

[6] Stockholders' equity for 2006 included the incremental effect of applying and the effects of adopting SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)"* ("SFAS 158"). During fiscal year 2006, we adopted SFAS 158 and recognized additional pension liabilities of approximately $4.4 million. We also reduced our stockholders' equity by approximately $4.4 million on an after-tax basis.

[7] We have not paid cash dividends to our stockholders since 1986 and we are precluded from paying cash dividends to our stockholders on outstanding common stock under the provisions of our 2007 Credit Facility until our Consolidated Leverage Ratio is equal to or less than 1.00:1.00.

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	January 2, 2009	December 28, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 223,998	$ 256,502
Accounts receivable, including retentions of $51,141 and $58,366, respectively	1,062,177	1,015,052
Costs and accrued earnings in excess of billings on contracts	1,079,047	1,023,302
Less receivable allowances	(39,429)	(51,173)
Net accounts receivable	2,101,795	1,987,181
Deferred tax assets	161,061	133,888
Prepaid expenses and other assets	153,627	210,807
Total current assets	2,640,481	2,588,378
Investments in and advances to unconsolidated joint ventures	269,616	206,721
Property and equipment at cost, net	347,076	357,907
Intangible assets, net	511,508	572,974
Goodwill	3,158,205	3,139,618
Other assets	74,266	64,367
Total assets	$ 7,001,152	$ 6,929,965
Liabilities, Minority Interests and Stockholders' Equity		
Current liabilities:		
Book overdrafts	$ 438	$ 15,638
Current portion of long-term debt	16,506	17,964
Accounts payable and subcontractors payable, including retentions of $85,097 and $73,491, respectively	712,552	693,614
Accrued salaries and wages	430,938	486,853
Billings in excess of costs and accrued earnings on contracts	254,186	296,752
Accrued expenses and other	172,735	170,782
Total current liabilities	1,587,355	1,681,603
Long-term debt	1,091,528	1,288,817
Deferred tax liabilities	270,165	137,058
Self-insurance reserves	101,930	73,253
Pension, post-retirement, and other benefit obligations	202,520	156,843
Other long-term liabilities	91,898	88,735
Total liabilities	3,345,396	3,426,309
Commitments and contingencies		
Minority interests	31,125	25,086
Stockholders' equity:		
Preferred stock, authorized 3,000 shares; no shares outstanding	—	—
Common shares, par value $.01; authorized 200,000 shares; 85,004 and 83,355 shares issued, respectively; and 83,952 and 83,303 shares outstanding, respectively	850	833
Treasury stock, 1,052 and 52 shares at cost, respectively	(42,585)	(287)
Additional paid-in capital	2,838,290	2,797,238
Accumulated other comprehensive income (loss)	(55,866)	16,635
Retained earnings	883,942	664,151
Total stockholders' equity	3,624,631	3,478,570
Total liabilities, minority interests and stockholders' equity	$ 7,001,152	$ 6,929,965

Refer to our Annual Report on Form 10-K for the fiscal year ended January 2, 2009 for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share data)	**Year ended January 2, 2009**	Year ended December 28, 2007	Year ended December 29, 2006
Revenues	**$ 10,086,289**	$ 5,383,007	$ 4,222,869
Cost of revenues	**(9,608,779)**	(5,095,271)	(3,978,082)
General and administrative expenses	**(78,654)**	(56,468)	(43,279)
Equity in income of unconsolidated joint ventures	**106,277**	31,516	17,281
Operating income	**505,133**	262,784	218,789
Interest expense	**(90,763)**	(27,730)	(19,740)
Income before income taxes and minority interests	**414,370**	235,054	199,049
Income tax expense	**(172,813)**	(97,254)	(84,793)
Minority interests in income of consolidated subsidiaries, net of tax	**(21,766)**	(5,557)	(1,244)
Net income	**219,791**	132,243	113,012
Other comprehensive income (loss):			
Pension and post-retirement related adjustments, net of tax	**(37,460)**	14,776	582
Foreign currency translation adjustments, net of tax	**(28,049)**	7,863	4,122
Interest rate swaps, net of tax	**(6,992)**	(2,366)	—
Comprehensive income	**$ 147,290**	$ 152,516	$ 117,716
Earnings per share:			
Basic	**$ 2.68**	$ 2.39	$ 2.23
Diluted	**$ 2.66**	$ 2.35	$ 2.19
Weighted-average shares outstanding:			
Basic	**81,879**	55,271	50,705
Diluted	**82,495**	56,275	51,652

Refer to our Annual Report on Form 10-K for the fiscal year ended January 2, 2009 for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balances, December 30, 2005	**50,380**	**$ 504**	**$ (287)**	**$ 925,087**	**$ (3,985)**	**$ 423,185**	**$ 1,344,504**
Employee stock purchases and exercises of stock options	948	10	—	23,964	—	—	23,974
Stock-based compensation	929	9	—	18,386	—	—	18,395
Tax benefit of stock-based compensation	—	—	—	6,455	—	—	6,455
Foreign currency translation adjustments	—	—	—	—	4,122	—	4,122
Minimum pension liability adjustments, net of tax	—	—	—	—	582	—	582
Adoption of SFAS 158, net of tax	—	—	—	—	(4,357)	—	(4,357)
Net income	—	—	—	—	—	113,012	113,012
Balances, December 29, 2006	**52,257**	**523**	**(287)**	**973,892**	**(3,638)**	**536,197**	**1,506,687**
Employee stock purchases and exercises of stock options	786	8	—	19,158	—	—	19,166
Stock-based compensation	793	8	—	25,053	—	—	25,061
Tax benefit of stock-based compensation	—	—	—	6,929	—	—	6,929
Issuance of common stock in connection with the WGI acquisition	29,467	294	—	1,772,206	—	—	1,772,500
Foreign currency translation adjustments, net of tax	—	—	—	—	7,863	—	7,863
Pension and post-retirement related adjustments, net of tax	—	—	—	—	14,776	—	14,776
Adoption of FIN 48	—	—	—	—	—	(4,289)	(4,289)
Interest rate swaps, net of tax	—	—	—	—	(2,366)	—	(2,366)
Net income	—	—	—	—	—	132,243	132,243
Balances, December 28, 2007	**83,303**	**833**	**(287)**	**2,797,238**	**16,635**	**664,151**	**3,478,570**
Employee stock purchases and exercises of stock options	**425**	**5**	**—**	**6,248**	**—**	**—**	**6,253**
Stock-based compensation	**1,224**	**12**	**—**	**30,313**	**—**	**—**	**30,325**
Tax benefit of stock-based compensation	**—**	**—**	**—**	**4,491**	**—**	**—**	**4,491**
Foreign currency translation adjustments, net of tax	**—**	**—**	**—**	**—**	**(28,049)**	**—**	**(28,049)**
Pension and post-retirement related adjustments, net of tax	**—**	**—**	**—**	**—**	**(37,460)**	**—**	**(37,460)**
Interest rate swaps, net of tax	**—**	**—**	**—**	**—**	**(6,992)**	**—**	**(6,992)**
Purchase of treasury stock	**(1,000)**	**—**	**(42,298)**	**—**	**—**	**—**	**(42,298)**
Net income	**—**	**—**	**—**	**—**	**—**	**219,791**	**219,791**
Balances, January 2, 2009	**83,952**	**$ 850**	**$ (42,585)**	**$ 2,838,290**	**$ (55,866)**	**$ 883,942**	**$ 3,624,631**

Refer to our Annual Report on Form 10-K for the fiscal year ended January 2, 2009 for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	**Year ended January 2, 2009**	Year ended December 28, 2007	Year ended December 29, 2006
Cash flows from operating activities:			
Net income	**$ 219,791**	$ 132,243	$ 113,012
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	**89,984**	44,826	36,438
Amortization of intangible assets	**52,640**	7,066	1,542
Amortization of debt issuance costs	**8,455**	3,266	1,821
Normal profit	**(7,219)**	(4,071)	(2,128)
Costs incurred for extinguishment of debt	**—**	2,897	162
Provision for doubtful accounts	**5,046**	2,867	8,259
Deferred income taxes	**107,601**	69,488	(8,708)
Stock-based compensation	**30,325**	25,061	18,395
Excess tax benefits from stock-based compensation	**(4,491)**	(8,359)	(6,045)
Minority interests in net income of consolidated subsidiaries, net of tax	**21,766**	5,557	1,244
Equity in income of unconsolidated joint ventures, less dividends received	**(10,136)**	(3,163)	9,852
Self-insurance reserves	**11,891**	19,873	8,276
Changes in operating assets, liabilities and other, net of effects of acquisitions:			
Accounts receivable and costs and accrued earnings in excess of billings on contracts	**(93,114)**	17,073	(89,628)
Prepaid expenses and other assets	**(12,012)**	(50,510)	(12,378)
Investments in and advances to unconsolidated joint ventures	**(15,932)**	29,739	16,710
Accounts payable, accrued salaries and wages and accrued expenses	**(79,059)**	60,613	26,721
Billings in excess of costs and accrued earnings on contracts	**4,572**	(9,120)	59,614
Other long-term liabilities	**(762)**	(19,270)	(1,812)
Other assets, net	**14,518**	(14,161)	(16,341)
Total adjustments and changes	**124,073**	179,672	51,994
Net cash from operating activities	**343,864**	311,915	165,006
Cash flows from investing activities:			
Payments for business acquisitions, net of cash acquired	**(26,383)**	(1,259,547)	(5,028)
Proceeds from disposal of property and equipment, and sales-leaseback transactions	**17,442**	2,700	—
Investments in and advances to unconsolidated joint ventures	**(34,299)**	(5,018)	—
Changes in restricted cash	**1,611**	(1,512)	—
Capital expenditures, less equipment purchased through capital leases and equipment notes	**(91,658)**	(41,650)	(29,314)
Net cash from investing activities	**(133,287)**	(1,305,027)	(34,342)
Cash flows from financing activities:			
Long-term debt principal payments	**(209,286)**	(243,353)	(163,317)
Long-term debt borrowings	**—**	1,401,314	552
Net borrowings (payments) under lines of credit and short-term notes	**(261)**	(4,928)	1,433
Net change in book overdrafts	**(15,200)**	12,304	1,787
Capital lease obligation payments	**(7,713)**	(11,500)	(13,019)
Excess tax benefits from stock-based compensation	**4,491**	8,359	6,045
Proceeds from employee stock purchases and exercise of stock options	**27,186**	19,166	23,974
Tender and call premiums paid for debt extinguishment	**—**	—	(162)
Payments of debt issuance costs	**—**	(21,250)	—
Purchase of treasury stock	**(42,298)**	—	—
Net cash from financing activities	**(243,081)**	1,160,112	(142,707)
Net increase (decrease) in cash and cash equivalents	**(32,504)**	167,000	(12,043)
Cash and cash equivalents at beginning of period	**256,502**	89,502	101,545
Cash and cash equivalents at end of period	**$ 223,998**	$ 256,502	$ 89,502
Supplemental information:			
Interest paid	**$ 81,588**	$ 22,300	$ 17,099
Taxes paid	**$ 58,716**	$ 58,404	$ 58,583
Supplemental schedule of non-cash investing and financing activities:			
Fair value of assets acquired (net of cash acquired)	**$ 9,747**	$ 2,861,174	$ 7,683
Liabilities assumed	**(9,747)**	(1,024,977)	(2,655)
Non-cash business acquisitions	**$ —**	$ 1,836,197	$ 5,028
Equipment acquired with capital lease obligations and equipment note obligations	**$ 12,429**	$ 17,081	$ 23,512

Refer to our Annual Report on Form 10-K for the fiscal year ended January 2, 2009 for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management, with the participation of our CEO and CFO, assessed our internal control over financial reporting as of January 2, 2009, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation and testing of the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on management's assessment, management has concluded that our internal control over financial reporting was effective as of January 2, 2009. Management communicated the results of management's assessment to the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the company's internal control over financial reporting at January 2, 2009 as stated in their report included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended January 2, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of URS Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of URS Corporation and its subsidiaries as of January 2, 2009 and December 28, 2007, and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended January 2, 2009 (not presented herein) appearing in URS Corporation's Annual Report on Form 10-K for the year ended January 2, 2009; and in our report dated March 2, 2009, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
March 2, 2009

PERFORMANCE MEASUREMENT COMPARISON[1]

The following chart compares the cumulative total stockholder returns from a $100 investment in our common stock for the last five fiscal years compared with the cumulative return of the Standard & Poor's MidCap 400 Index (the "MidCap Index") and the Standard & Poor's 1500 SuperComposite Construction & Engineering Component Index (the "Engineering Index")[2]. We believe that the MidCap Index is an appropriate independent broad market index because it measures the performance of companies with mid-cap market capitalizations. In addition, we believe that the Engineering Index is an appropriate independent industry index because it measures the performance of construction and engineering companies.

Comparison of Five-Year Cumulative Total Return Among URS Corporation, S&P MidCap 400 Index and S&P 1500 SuperComposite Construction & Engineering Component Index

(Total cumulative return - dollars)


375
250
125
0
S&P 1500 SuperComposite Cons & Eng
URS
S&P MidCap 400
October 31, 2003
October 31, 2004
December 31, 2004
December 30, 2005
December 29, 2006
December 28, 2007
January 2, 2009

[1] This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2] The Engineering Index contains the following public companies: Dycom Industries Inc., EMCOR Group Inc., Fluor Corporation, Granite Construction Inc., Insituform Technologies Inc., Jacobs Engineering Group, Inc., KBR, Inc., Quanta Services Inc., The Shaw Group Inc., and URS Corporation.

CORPORATE DIRECTORY

DIRECTORS

Martin M. Koffel
Chairman of the Board
and Chief Executive Officer

H. Jesse Arnelle
Formerly Of Counsel,
Womble, Carlyle,
Sandridge and Rice

Armen Der Marderosian
President and CEO,
GTE Government Systems
Corporation (Ret.)

Mickey P. Foret
Executive Vice President
and Chief Financial Officer,
Northwest Airlines, Inc. (Ret.)

Lydia H. Kennard
Principal,
Airport Property Facilities
(Development and operation
of general aviation facilities)

Joseph W. Ralston
General, U.S. Air Force (Ret.)
Vice Chairman,
The Cohen Group
(International business
consulting services)

John D. Roach
Chairman and
Chief Executive Officer,
Stonegate International
(Private investment
and advisory services)

Douglas W. Stotlar
President and
Chief Executive Officer,
Con-way Inc.
(Transportation and
logistics)

William P. Sullivan
President and
Chief Executive Officer,
Agilent Technologies, Inc.
(Scientific and technical
instruments)

William D. Walsh
Chairman,
Sequoia Associates, LLC
(Private investment firm)

CORPORATE OFFICERS

Martin M. Koffel
Chairman of the Board
and Chief Executive Officer

H. Thomas Hicks
Vice President and
Chief Financial Officer

Thomas W. Bishop
Vice President,
Strategy

Reed N. Brimhall
Vice President,
Controller and
Chief Accounting Officer

Gary V. Jandegian
Vice President

Susan B. Kilgannon
Vice President,
Corporate Communications

Thomas J. Lynch
Vice President,
Corporate Information
Technology

Joseph Masters
Vice President,
General Counsel
and Secretary

Olga Perković
Vice President,
Corporate Planning

Sreeram Ramraj
Vice President,
Investor Relations

Judy L. Rodgers
Vice President,
Treasurer

Randall A. Wotring
Vice President

Thomas H. Zarges
Vice President

URS DIVISION MANAGEMENT

Gary V. Jandegian
President

Thomas W. Bishop
Senior Vice President and
Division Manager

Dhamo S. Dhamotharan
Executive Vice President,
Private Sector Business
Development

Martin S. Tanzer
Executive Vice President,
Public Sector Business
Development

EG&G DIVISION MANAGEMENT

Randall A. Wotring
President

Edward A. Katkic
Vice President,
Plans and Programs

Wade H. McManus, Jr.
Major General,
U.S. Army (Ret.)
Vice President and
General Manager,
Aerospace Technical
Services Group

Guy W. Stevenson
Vice President and
General Manager,
Washington Defense
Group

David W. Swindle, Jr.
Vice President,
Mission Assurance

Thomas T. Wrenn
Vice President,
Marketing and
Development

WASHINGTON DIVISION MANAGEMENT

Thomas H. Zarges
President

Robert W. Zaist
Senior Executive
Vice President,
Business Development

Frank C. Gross, Jr.
President,
Industrial/Process Group

George L. Nash
President,
Power Group

David A. Pethick
President,
Energy & Environment
Group

Chris L. Phillips
President,
Rust Constructors

Eugene R. Recher
President,
Washington Services

Greg P. Therrien
President,
Infrastructure & Mining
Group

CORPORATE INFORMATION

CORPORATE OFFICE

600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
Tel: 415.774.2700
Fax: 415.398.1905
e-mail: investor_relations@urscorp.com
Web site: www.urscorp.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

REGISTRAR AND TRANSFER AGENT

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
800.874.1991

TDD for Hearing Impaired: 800.231.5469
Foreign Stockholders: 201.680.6578
TDD for Foreign Stockholders: 201.680.6610
www.bnymellon.com/shareowner/isd

CORPORATE COUNSEL

Cooley Godward Kronish LLP

FORM 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended January 2, 2009, as filed with the Securities and Exchange Commission, may be obtained without charge. Requests should be sent to Sreeram (Sam) Ramraj at our Investor Relations Department via e-mail at investor_relations@urscorp.com or by calling 877.877.8970. The Form 10-K also can be accessed on our Web site at www.urscorp.com.

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Form 10-K.

Supplementary financial information and data required by Rule 14a-3(b) of Regulation 14A of the Exchange Act of 1934 is included in our Form 10-K.

ANNUAL MEETING

The Annual Meeting of Stockholders of URS Corporation will be held at 8:30 A.M. on Friday, May 22, 2009, at the offices of Cooley Godward Kronish LLP, 101 California Street, 5th Floor, San Francisco, California.

NEW YORK STOCK EXCHANGE CERTIFICATION

Our Chief Executive Officer has certified to the New York Stock Exchange that he was not aware of any violation by URS of New York Stock Exchange corporate governance listing standards.

STOCK LISTING

The shares of our common stock are listed on the New York Stock Exchange under the symbol *URS*. As of March 27, 2009, we had approximately 3,400 stockholders of record. The following table sets forth the low and high closing sale prices of our common stock, as reported by *The Wall Street Journal*, for the periods indicated.

	Market Price	
	Low	High
Fiscal Period:		
2007:		
First Quarter	$ 40.83	$ 45.98
Second Quarter	$ 42.15	$ 50.50
Third Quarter	$ 46.06	$ 58.25
Fourth Quarter	$ 51.64	$ 62.40
2008:		
First Quarter	$ 31.95	$ 54.33
Second Quarter	$ 32.69	$ 48.96
Third Quarter	$ 36.89	$ 48.37
Fourth Quarter	$ 20.78	$ 41.82
2009:		
First Quarter (through March 30, 2009)	$ 28.00	$ 43.65

We have not paid cash dividends since 1986, and, at the present time, we do not anticipate paying dividends on our outstanding common stock in the near future. In addition, we are precluded by provisions in our 2007 Credit Facility from paying cash dividends on our outstanding common stock until our Consolidated Leverage Ratio[1] is equal to or less than 1.00:1.00. Please refer to Note 6 "Indebtedness" and Note 9, "Stockholders' Equity" to our "Consolidated Financial Statements and Supplementary Data" included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009.

Information about our equity compensation plans can be found under the caption "Equity Compensation Plan Information" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 22, 2009.

[1] Consolidated Leverage Ratio is as defined in Note 6, "Indebtedness" to our "Consolidated Financial Statements and Supplementary Data" included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009.

Design and illustration:
AdamsMorioka, adamsmorioka.com

Photo credits: Page 8, photo A courtesy of NASA/Tim Jacobs; Page 8, photo D courtesy of NASA/Scott Haun & Richard Prickett; Page 9, photos B & C courtesy of NASA/Kim Shiflett; Page 9, photo E courtesy of NASA/Jack Pfaller; Page 9, photo F courtesy of NASA/Troy Cryder; Page 16 and Page 17, Images A, B, C & D courtesy of California High-Speed Rail Authority/NC3D.

URS

URS CORPORATION

600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
www.urscorp.com